Exhibit 2.2
3 November 2020

SEI Newco Inc. c/o Strategic Education, Inc 2303 Dulles Station Blvd Herndon VA USA 20171 Attention: Daniel Jackson, Chief Financial Officer By email: Daniel.Jackson@strategiced.com
With copy to: Lizette Herraiz, General Counsel By email: Lizette.Herraiz@strategiced.com

Sale and Purchase Agreement – Side Letter
We refer to the Sale and Purchase Agreement dated 29 July 2020 between LEI AMEA Investments B.V. (Seller), SEI Newco Inc. (Purchaser), Strategic Education, Inc. (Purchaser's Guarantor) and Laureate Education, Inc. (Seller's Guarantor) in connection with the sale and purchase of all of the issued share capital in each of LEI Higher Education Holdings Pty Ltd (ACN 142 712 847), LEI Australia Holdings Pty Ltd (ACN 133 805 820), LESA Education Services Holdings Pty Ltd (ACN 606 999 955) and LEI New Zealand (NZCN 3261127) (the SPA).
In consideration of the mutual promises set out in this letter agreement (this letter), the parties agree that the SPA is varied and supplemented as follows, with effect on and from the date of this letter. To the extent of any conflict or inconsistency between the terms of this letter and the SPA, the terms of this letter prevail.
Unless otherwise defined, capitalised terms in this letter have the same meaning as in the SPA. The provisions of clauses 1.2 to 1.11 (Interpretation), 23.2 (Counterparts) and 25 (Governing Law) of the SPA apply to this letter as if set out in full and as if references to the SPA are references to this letter. Unless expressly stated otherwise, all times and dates which are referred to in this letter refer to Australian Eastern Daylight Time.
1Completion Date and Effective Time
Notwithstanding anything to the contrary stated in the SPA, the parties agree that:
(a)Completion will occur on, and the Completion Date will be, 3 November 2020; and
(b)the Effective Time will be 11:59pm (Sydney time) on 3 November 2020.
2Steps to effect Completion
Notwithstanding anything to the contrary stated in the SPA, the parties agree that the following steps and actions will be taken by the parties in order for Completion to be effected:
(a)save for the payments required to be made by the Purchaser under clauses 8.5(a)(i) of the SPA (which shall be paid in accordance with clause 2(c) of this letter, Allens (as legal counsel for the Seller) and Hogan Lovells (as legal counsel for the Purchaser) will confirm via email exchange prior to 5.00pm (Sydney time) on 3 November 2020 that each of the actions required to be performed by the Purchaser and the Seller (as applicable) have been performed in accordance with clause 8 and Schedule 8 of the SPA (such actions and documents being the Completion Deliverables);
(b)until Completion has occurred, each of the Completion Deliverables which have been signed by the relevant counterparties shall be held severally in escrow by Allens and Hogan Lovells on behalf of, and for the benefit of, each of the Purchaser and the Seller. The parties agree that the

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Completion Deliverables will only be released and become legally binding upon the satisfaction of clause 2(c) of this letter. For the avoidance of doubt, until clause 2(c) has been satisfied in accordance with the terms of this letter, the Completion Deliverables will continue to be held in escrow by Allens and Hogan Lovells respectively and therefore not legally binding until they are mutually agreed to be, or deemed to be, released;
(c)provided Seller has transmitted, and Purchaser has received, all documents and information required to issue payment, as soon as practicable, and in any event by approximately 10:00 am US ET on 3 November 2020, which shall be deemed satisfied following the satisfaction of clause 2(a) of this letter, the Purchaser must make the payment described in clause 8.5(a) of the SPA, being an amount of US$661,962,538,with US$140,000,000 to be transferred directly from Purchaser’s Banker Trust account, and the additional US$521,962,538 transferred directly from Purchaser, in accordance with the transfer instructions set out in clause 22 of the SPA (the Completion Payment). Promptly following the making of the actions to give effect to the transfer of the Completion Payment, the Seller undertakes to provide the details of the SWIFT/Bank Identifier Code which relates to the transfer of the Completion Payment by sending an email with such details from Mike Palmer (mike.palmer@strategiced.com) (Purchaser's Representative) to Adam Morse (Adam.Morse@laureate.net) (Seller's Representative). Following the receipt of the Completion Payment in full into the Seller's nominated bank account, the Seller's Representative will promptly notify the Purchaser's Representative via email confirming receipt of the Completion Payment (Completion Payment Confirmation); and
(d)immediately upon the Purchaser's Representative sending the Completion Payment Confirmation, each of the Completion Deliverables shall be deemed to be mutually released from escrow and immediately upon such release legally binding on the parties and Completion shall be taken to have occurred at such time. For the avoidance of doubt, no further actions or steps shall be required to be taken by the parties in order to effect Completion.
3Waiver of Conditions Precedent
Each of the parties agree and acknowledge that the Conditions set out in clause 6.1(a) to 6.1(c) have been satisfied in accordance with the terms of the SPA. In relation to the remaining Conditions, in accordance with clause 6.4 of the SPA, the Purchaser agrees to waive the Condition set out in clause 6.1(e) of the SPA and agrees that any obligation of any party to perform any matter in respect of these Conditions on Completion, is hereby waived on and from the Effective Time. Each party agrees to waive and release each other party from any liability resulting from, or otherwise in connection with, any failure to satisfy the Conditions.
4Post Completion obligations
(a)Notwithstanding clause 3 of this letter, if the parties have not obtained the approval or consent from all relevant third parties to the Lease of the premises known as Levels 4 and 5,540 George Street, Sydney, between The Council of the City of Sydney and Laureate Education Services Australia Pty Ltd, as contemplated in clause 6.1(e) of the SPA (the Relevant Lease) on or before Completion, for a period of three months after the Completion Date (as defined in clause 1(a)), the Seller shall use its commercially reasonable endeavours, at the Purchaser's sole cost and upon the Purchaser's written request, to reasonably cooperate with the Purchaser and the Group Companies in order to enable the Purchaser to obtain the requisite consent or approval in relation to the Relevant Lease.
(b)If the Seller has not procured an Information Technology contract between Ellucian and a relevant Group Company on or before Completion as contemplated by clause 7.4(b) of the SPA, for a period of one month after the Completion Date (as defined in clause 1(a)), the Seller shall use its commercially reasonable endeavours, at the Purchaser's sole cost and upon the Purchaser's written

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request, to reasonably cooperate with the Purchaser and the Group Companies to procure an Information Technology contract between Ellucian and a relevant Group Company.
(c)If the parties have not obtained the approval or consent from Commonwealth Bank of Australia to the Syndicated Facility Agreement dated 20 December 2013, as amended and restated from time to time between, amongst others, LEI Australia Education Pty Ltd and Commonwealth Bank of Australia, as contemplated in clause 7.4 of the SPA (CBA SFA) on or before Completion, Seller shall use its commercially reasonable endeavours, at the Purchaser's sole cost and upon the Purchaser's written request, to reasonably cooperate with the Purchaser and the Group Companies in order to obtain the requisite consent or approval in relation to the CBA SFA.
5Taxation
(a)Seller represents and warrants to Purchaser and Purchaser’s Guarantor that each of LEI Higher Education Holdings Pty Ltd (ACN 142 712 847), LEI Australia Holdings Pty Ltd (ACN 133 805 820), LESA Education Services Holdings Pty Ltd (ACN 606 999 955) and LEI New Zealand (NZCN 3261127) and each of their respective direct or indirect subsidiaries is an “eligible entity” within the meaning of U.S. Treasury Regulations Section 301.7701-3(a), is currently treated as an entity disregarded from its regarded owner within the meaning of U.S. Treasury Regulations Section 301.7701-3(b)(2)(i)(C), and is not subject to the sixty (60) month limitation of U.S. Treasury Regulation Section 301.7701-3(c)(1)(iv).
(b)Seller agrees to cause each of LEI Higher Education Holdings Pty Ltd (ACN 142 712 847), LEI Australia Holdings Pty Ltd (ACN 133 805 820), LESA Education Services Holdings Pty Ltd (ACN 606 999 955) and LEI New Zealand (NZCN 3261127) (each, an “Electing Entity”) to validly elect on IRS Form 8832 to be classified as a corporation for U.S. federal income tax purposes effective as of one (1) day prior to the Completion Date (the CTB Elections). Seller shall cause the CTB Elections to be filed with the IRS prior to Completion and shall provide Purchaser at Completion with copies of the CTB Elections as filed, together with documentation confirming the filing date via a Private Delivery Service approved by the IRS. For U.S. federal income tax purposes, Seller and each Electing Entity shall treat the change in classification as a taxable sale of assets to each respective Electing Entity and shall not take any position for U.S. federal, state, or local income tax purposes that is inconsistent with such treatment.
(c)Seller agrees that Purchaser may make elections under Section 338(g) of the U.S. Internal Revenue Code with respect to Purchaser’s acquisition of any or all of the Target Companies pursuant to the SPA, at Purchaser’s discretion (the 338(g) Elections and, collectively with the CTB Elections, the Elections).
(d)Purchaser and Purchaser’s Guarantor shall indemnify and defend each member of the Seller’s Group, and shall hold each member of the Seller’s Group harmless from and against, and shall pay and reimburse each of them for, any and all Losses (including Taxes) incurred or sustained by, or imposed upon, any of the members of the Seller’s Group solely to the extent attributable to the Elections, as determined on a with-and-without basis.
6Calculation Concurrence and Indebtedness and EBITDA Schedule
(a)Notwithstanding anything to the contrary stated in the SPA, the parties agree that for the purposes of the EBITDA Calculation in clause 4.2 of the SPA:
(i)the EBITDA Delivery Date is 24 October 2020;
(ii)5:00pm (US Eastern Time) on 29 October 2020 is the fourth Business Day after the EBITDA Delivery Date by which the Purchaser must notify the Seller whether it agrees or disagrees with the EBITDA Calculation or if it believes, acting reasonably, the

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EBITDA Calculation was not calculated consistently with subclause 2.15 of Schedule 11 of the SPA or the EBITDA Material was not sufficient; and
(iii)the parties have complied with their obligations in clause 4 of the SPA and have reached an agreement on the EBITDA Calculation. No party shall therefore have any liability in relation to, or otherwise in connection with, clause 4 of the SPA and each party agrees not to exercise any rights under clause 4.5 of the SPA to delay Completion.
(b)Notwithstanding anything to the contrary stated in the SPA, the parties agree that the Indebtedness and EBITDA Schedule has been provided by the Seller and received by the Purchaser in accordance with clause 8.2 of the SPA. No party shall therefore have any liability in relation to, or otherwise in connection with, clause 8.2 of the SPA.
7No Other Amendments to the SPA
Except as specifically set out in this letter, the terms and conditions in the SPA remain in full force and effect.

Please acknowledge your agreement to the terms of this letter by signing below.

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Execution page
Executed as an agreement

Signed by	)
for LEI AMEA INVESTMENTS B.V.	)	/s/ Aldert Jan de Bruin
Aldert Jan de Bruin Director A
/s/ Kimberleigh J. Cantwell
Kimberleigh J. Cantwell Director B

Signed by	)
for LAUREATE EDUCATION, INC.	)	/s/ Kimberleigh J. Cantwell
Kimberleigh J. Cantwell Vice President and Assistant General Counsel

EXECUTION PAGE – SALE AND PURCHASE AGREEMENT – SIDE LETTER

Signed by	)
for SEI NEWCO, INC.	)	/s/ Daniel W. Jackson
Daniel W. Jackson Vice President and Treasurer

Signed by	)
for STRATEGIC EDUCATION, INC.	)	/s/ Daniel W. Jackson
Daniel W. Jackson Executive Vice President and Chief Financial Officer
EXECUTION PAGE – SALE AND PURCHASE AGREEMENT – SIDE LETTER